SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877 22nd Floor
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Porpiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

By  letter dated September 27, 2019, the company reported that its Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting  to be held on October 30, 2019, at 10:00 a.m., at Bolívar 108, 1st Floor, City of Buenos Aires, a venue other than its registered office.

The  notice of call to the General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 30, 2019, at 10:00 a.m., at Bolívar 108 1st. Floor, City of Buenos Aires, a venue other than its registered office, is transcribed below:

IRSA PROPIEDADES COMERCIALES S.A.

  Authorized by Decree of the Executive Branch dated August 29, 1889, registered under No. 126, page 268 special book IV, and registered with the Public Register of Commerce of the City of Buenos Aires (harmonization with Law 19,550) on February 27, 1976, under No. 323, page 6, book 85, volume A of domestic corporations, hereby calls its Shareholders to a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 30, 2019, at 10:00 a.m., at Bolívar 108, 1st Floor, City of Buenos Aires, a venue other than its registered office, to deal with the following agenda:

1)
Appointment of two shareholders to sign the meetings’ minutes.
2)
Consideration of documents contemplated in paragraph 1, Section 234, Law No. 19,550 for the fiscal year ended June 30, 2019.
3)
Allocation  of net loss for the fiscal year ended june 30, 2019 for $18,032,555,209. reversal of special reserve for absorption of losses. distribution of cash dividends for up to $510,000,000 out of reserve for future dividends.
4)
Consideration  of Board of Directors’ performance for the Fiscal Year ended June 30.
5)
Consideration of Supervisory Committee’s performance for the Fiscal Year ended June 30, 2019.
6)
Consideration  of compensation payable to the Board of Directors ($263,238,220, allocated sum) for the Fiscal Year ended June 30, 2019, which recorded a computable tax loss pursuant to the rules of the argentine securities commission.
7)
Consideration  of compensation payable to the Supervisory Committee ($1,260,000, allocated sum) for the Fiscal Year ended June 30, 2019, which recorded a computable tax loss pursuant to the rules of the argentine securities .
8)
Determination  of number and appointment of regular directors and alternate directors for a term of three fiscal years.
9)
Appointment  of regular and alternate members of the Supervisory Committee for a term of one fiscal year.
10)
Appointment of  of certifying accountant for the next fiscal year.
11)
Approval  of compensation for $16,613,219 payable to certifying accountant for the fiscal year ended June 30, 2019.
12)
Consideration  of annual budget for implementation of the audit committee’s annual plan and compliance and corporate governance program.
13)
Implementation of incentive plan for employees, management and directors, without issue premium, for up to 1% of the stock capital in effect as of the time of execution of the plan. capital increase for implementing the plan.
14)
Autorization  to carry out registration proceedings relating to this shareholders’ meeting before the argentine securities commission and the general superintendency of corporations.

Note: The Registry of the Company’s book-entry shares is kept by Caja de Valores S.A. (CVSA) domiciled at 25 de Mayo 362, City of Buenos Aires. Therefore, in order to attend the Shareholders’ Meeting, evidence is to be obtained of the account of book-entry shares kept by CVSA which should be submitted for deposit at Florida 537 Floor 18, City of Buenos Aires (4323-4000) from 10:00 am to 3:00 pm no later than October 24, 2019. An acknowledgement of admission to the Shareholders’ Meeting shall be furnished. Upon dealing with items 12 and 13, the Shareholders’ Meeting will qualify as an extraordinary meeting and a 60% quorum will be required. Pursuant to Section 22, Chapter II, Title II of the CNV Rules (2013 revision) upon registration for attending the meeting, the shareholders shall provide the following data: first and last name or full corporate name; identity document type and number in the case of physical persons, or registration data in the case of artificial persons, specifying the Register where they are registered and their jurisdiction and domicile, and indicating their nature. Identical data shall be furnished by each person who attends the Shareholders’ Meeting as representative of any shareholder, including their capacity. Pursuant to the provisions of Section 24, 25 and 26, Chapter II, Title II of the CNV Rules (RG 687 revision) shareholders who are artificial persons or other legal vehicles shall identify their final beneficial holders. Eduardo Sergio Elsztain. Chairman.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
October 2, 2019